02051698
NO ACT
P.E 6-13-02
1-5128

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

August 9, 2002

William J. Quinlan Jr.
McDermott, Will & Emery
227 West Monroe Street
Chicago, IL 60606-5096

Act 1934
Section
Rule 14A-8
Public Availability 8/9/2002

Re: Meredith Corporation
Incoming letter dated June 13, 2002

Dear Mr. Quinlan:

This is in response to your letters dated June 13, 2002 and July 25, 2002 concerning the shareholder proposal submitted to Meredith by the United Brotherhood of Carpenters' Pension Fund. We also have received a letter from the proponent dated July 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Director
Corporate Affairs Department
The United Brotherhood of Carpenters' Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

A Partnership Including
Professional Corporations
227 West Monroe Street
Chicago, IL 60606-5096
312-372-2000
Facsimile 312-984-3669
www.mwe.com

Boston
Chicago
London
Los Angeles
Miami
Moscow
New York
Orange County
Silicon Valley
Vilnius
Washington, D.C.

William J. Quinlan Jr.
Attorney at Law
bquinlan@mwe.com
312-984-7568

MCDERMOTT, WILL & EMERY

1934 Act Rule 14a-8

June 13, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Meredith Corporation
Commission File No. 001-05128

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Meredith Corporation ("Meredith"), to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2002 Annual Meeting of Shareholders (the "Annual Meeting") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters Pension Fund ("the Proponent"). The Proposal states:

> Resolved, that the shareholders of Meredith Corporation hereby request that the Company forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement.

The Proposal then quotes from a Standard & Poor's ("S&P") report entitled "Measures of Corporate Earnings," revised May 14, 2002, which sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses, and repeats S&P's call for a more accurate "core earnings" calculation of corporate operational earnings. The Proposal concludes by stating: "We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans." The Proponent's letter, dated May 22, 2002, setting forth the Proposal and Supporting Statement are attached hereto as Attachment 1.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2002 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Meredith's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. Meredith tentatively expects to mail its definitive 2002 Proxy Materials on or about September 23, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before Meredith files its definitive 2002 Proxy Materials with the Commission.

As discussed more fully below, Meredith believes that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(7), because the Proposal relates to Meredith's "ordinary business operations;"

II. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

III. Rule 14a-8(i)(2), because the Proposal would cause Meredith to violate federal law; and

IV. Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is vague.

BACKGROUND

The Proposal asks that Meredith's Board of Directors adopt a resolution requiring the company to forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on Meredith's annual income statement. It is not clear how the Proponent wishes Meredith to implement the Proposal, which will be discussed below. However, the only way that Meredith could legally implement the Proposal would be to adopt a change of accounting principles so that stock options would be accounted for as provided under the so-called "fair value-based method" described in Statement of Financial Accounting Standards No. 123 ("SFAS 123"). That method measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement over the service period, which is usually the vesting period. The fair value-based method of accounting for stock-based compensation is not required by generally accepted accounting principles ("GAAP") and is not otherwise required by applicable law.

SFAS 123 provides that a company may account for stock-based compensation plans by applying either the "fair value-based method" or the "intrinsic value-based method" provided under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value-based method, compensation cost is the excess of the market price of the stock at the measurement date (which is typically the grant date) over the exercise price. Meredith, along with a majority of publicly traded companies, has elected to continue using the intrinsic value-based method of accounting for stock-based compensation plans as prescribed in Opinion No. 25. Meredith has historically set the exercise price of its stock options at the market price of the underlying stock on the grant date. Therefore, in general, Meredith does not record expense related to stock options. Meredith does comply, however, with the SFAS 123 requirement that companies using the intrinsic value-based method provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. Thus, information on the impact of the fair value of stock options granted is publicly available to anyone reading Meredith's financial statements.

DISCUSSION

I. The Proposal and Supporting Statement address matters relating to Meredith's ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7).

The Proposal is excludable pursuant to Rule 14a-8(i)(7), which permits the exclusion of stockholder proposals dealing with matters relating to a company's "ordinary business operations." The Staff has consistently concurred that proposals addressing choice of accounting methods relate to a company's ordinary business operations and may therefore be excluded. In addition, the Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law and the presentation of financial statements in annual reports to stockholders may be excluded as relating to a company's ordinary business operations.

According to the Commission, the "ordinary business" exclusion rests on two key policy considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40,018 (May 21, 1998). Second, the exclusion in Rule 14a-8(i)(7) prevents stockholders from micro-managing a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Meredith believes that the Proposal clearly implicates both of the underlying concerns of the ordinary business rule and is thus excludable.

1. Choice of Accounting Methods

The Staff has repeatedly acknowledged that proposals addressing a registrant's "choice of accounting methods" are excludable under Rule 14a-8(i)(7). In *Intel Corporation* (February 27, 2001) and *AT&T Corp.* (January 8, 2001), the Staff concurred in the exclusion of proposals requesting each company to record the annual cost of stock options on their income statements, and in *BellSouth Corporation* (January 22, 2001) the Staff concurred in the exclusion of a proposal requesting BellSouth stop transferring assets from a pension fund to operating income. In each case, the Staff acknowledged that these proposals related to each company's "ordinary business operations (i.e. choice of accounting methods)." *See also Pfizer, Inc.* (Dec. 13, 2000); *Applied Materials, Inc.* (Dec. 13, 2000); and *SBC Communications Inc.* (Dec. 14, 2000) (all permitting, on the same basis, the exclusion of a proposal that requested, among other things, that the company record the annual cost of stock options on an income statement).

The Proposal relates to Meredith's "choice of accounting methods" because it expresses the desire that the cost of executive compensation be reflected as an expense on the income statement. The fact that the cost is not currently so reflected is based on Meredith's choice of accounting for stock-based compensation plans by the intrinsic value-based method instead of the fair value-based method. Accordingly, the Proposal relates to Meredith's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

2. Financial Reporting and Accounting Policies Not Required by GAAP or by Disclosure Standards Under Applicable Law

Closely related to the discussion above, the Staff has consistently acknowledged that proposals involving financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law are excludable under Rule 14a-8(i)(7). For example, in *American Stores Co.* (Apr. 7, 1992), a stockholder proposed that the company's annual report to stockholders include earnings, profits, and losses for each subsidiary and major retail operation. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7) because the proposal sought the reporting of information that was not required by GAAP or by disclosure standards under applicable law. *See also Minnesota Mining and Manufacturing Co.* (Mar. 23, 1988) (permitting, on the same basis, exclusion of a proposal that the company include an alternate gold standard summary in its annual report to stockholders); *Pacific Gas & Electric Co.* (Dec. 13, 1989) (permitting, on the same basis, exclusion of a proposal that requested, among other things, that the taxes and interest paid per share be included in the company's quarterly statements); *Santa Fe Southern Pacific Co.* (Jan. 30, 1986) (permitting, on the same basis, exclusion of a proposal relating to preparation of current cost basis financial statements for the company and each of its principal subsidiaries).

3. Presentation of Financial Statements in Annual Reports to Stockholders

The Staff has stated that in order to determine whether a proposal that requests additional disclosures in Commission-prescribed documents is excludable under Rule 14a-8(i)(7), the Staff would consider whether the subject matter of the additional disclosures sought in the particular proposal involved a matter of ordinary business. *See Johnson Controls, Inc.* (Oct. 26, 1999).

As discussed above, the disclosures that would be required from implementation of the Proponent's Proposal relate to choice of accounting methods and financial reporting and accounting policies that are not required by GAAP or by disclosure standards under applicable law, subject matter that the Staff has consistently found excludable. Moreover, the Staff has consistently held that proposals relating to the presentation of financial statements in annual reports to stockholders are excludable under the ordinary business exception. In *Johnson Controls,* the proposal requested that the company's board take the necessary steps to ensure that the company's financial statements disclose "goodwill-net" and identify "true value" of stockholders' equity so long as goodwill is high relative to stockholders' equity. The Staff concurred that the proposal could be excluded as "relating to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)." *See also General Electric Co.* (Jan. 28, 1997) (permitting, on the same basis, the exclusion of a proposal that General Electric adopt the fair value method of accounting for stock-based compensation plans); *American Telephone and Telegraph Co.* (Jan. 29, 1993) (permitting, on the same basis, the exclusion of a proposal that the company include a separate income statement for NCR, a wholly owned subsidiary).

4. The Proposal cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

The Staff has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7)'s "ordinary business operations" exclusion. Therefore, if any portion of a proposal is excludable because it relates to a company's "ordinary business operations," the entire proposal may be excluded. *See E*Trade Group, Inc.* (October 31, 2000) (portion of proposal relating to possible reductions in staff and dismissal and replacement of executive officers related to ordinary business operations and therefore entire proposal was excludable); *K-Mart Corporation* (March 12, 1999) (portion of proposal requesting company policies implement wage adjustments to ensure adequate purchasing power and a sustainable living wage related to ordinary business operations and therefore entire proposal was excludable).

The Proposal addresses Meredith's choice of accounting methods, a change in accounting policy that is not required by GAAP or by disclosure standards under applicable law, and the presentation of financial statements in reports to stockholders. Accordingly, the Proposal relates to the Company's "ordinary business operations" under Rule 14a-8(i)(7) and cannot be revised to cure these defects causing exclusion under Rule 14a-8(i)(7).

II. The Proposal may be excluded under Rule 14a-8(i)(10) because Meredith has already substantially implemented the Proposal.

Rule 14a-8(i)(10) provides that a shareholder proposal may be excluded from a company's Proxy Materials if the company has already substantially implemented the proposal. In its Release No. 34-20091 (August 16, 1983), the Staff concluded that proposals that have been substantially implemented may be properly excluded. The Staff confirmed this position in *E.I. du Pont de Nemours and Company* (February 14, 1995), supporting omission of a proposal that would have had the registrant disclose certain costs associated with litigation and implementation of environmental regulations in its financial statements that were substantially disclosed in the financial reports.

Meredith already discloses detailed financial information associated with executive compensation, including employee stock options, in its annual financial statements. Under SFAS 123, Meredith must either record the valuation as an expense or, in a footnote, may report pro forma net income as if the fair valued based method of accounting had been applied. In a footnote, Meredith discloses the pro forma net income and earnings per share using the fair value-based method. Meredith also currently reports the assumptions used in determining the fair value, the number of options granted, exercised or remaining outstanding, together with the weighted-average exercise prices of the options and other detailed information. A copy of pages 47 and 48 from the Company's 2001 annual report to shareholders is attached as Attachment 2. Common stock and stock option plans are discussed in detail in Note 11 beginning on page 47. Such information already discloses the information requested by the Proponent and in a manner consistent with GAAP.

The Proponent's Supporting Statement expresses a desire for more accurate reflection of Meredith's operational earnings and the true cost of executive compensation programs. It also expresses a desire to avoid a "no-cost" executive compensation mentality that can promote excessive stock option use. In this case, there is no additional information about stock options called for by the proposal that cannot be obtained from the current disclosures, and we believe that the current disclosures satisfy the policies that the Proposal is attempting to achieve.

III. The Proposal may be excluded under Rule 14a-8(i)(2) because it would cause Meredith to violate federal law.

Rule 14a-8(i)(2) permits the exclusion of shareholder proposals that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal requests that Meredith reflect the expense of executive compensation on its annual income statement, and suggests a formula for this purpose. Meredith's implementation of the suggested formula would result in the violation of the Commission's Regulation S-X, to which Meredith is subject.

The Supporting Statement for the Proposal reads in part as follows:

> We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings. A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting.

Regulation S-X sets forth the form and content of and requirements for financial statements required to be filed with the Commission. Regulation S-X §210.4-01(a)(1) provides that "[f]inancial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote of other disclosures, unless the Commission has otherwise provided." S&P's "core earnings calculation" discussed in the supporting statement is not contemplated by SFAS 123 and does not confirm to GAAP. SFAS 123 provides that a company may account for stock-based compensation plans by applying either the fair value-based method or the intrinsic value-based method prescribed by APB Opinion No. 25. We assume that the Commission will not allow Meredith to prepare its financial statements in a manner other than in accordance with GAAP. The Staff has recognized that the supporting statement for a proposal should be read as an integral part of the proposal. *See The Readers Digest Association, Inc.* (August 18, 1998) (omission of proposal based on the supporting statement). Thus, Meredith cannot adopt the policy discussed in the Proposal in the way the Proponent suggests, because it would be prohibited from doing so by the regulation discussed above. As a result, the Proposal if implemented would cause Meredith to violate federal law, and may be excluded pursuant to Rule 14a-8(i)(2).

IV. The Proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

A proposal may be excluded pursuant to Rule 14a-8(i)(3) if the proposal contravenes any of the Commission's proxy rules or regulations, including Rule 14a-9. The Proposal contravenes Rule 14a-9 because it is vague and indefinite. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders on the proposal, nor the Company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). In addition, a proposal may be omitted pursuant to Rule 14a-8(i)(6) because it is vague, with the result that the Company would lack the power or authority to implement it. A company lacks the power and authority to implement a proposal where the proposal is "so vague and indefinite that the company would be unable to determine what action should be taken." *International Business Machines Corp.* (January 14, 1992).

The Proponent has asked Meredith to reflect the cost of its executive compensation as an expense on Meredith's annual income statement. The Supporting Statement makes a passing reference to SFAS 123 in the sentence: "Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123)." However, the Proponent then proceeds to cite S&P's report entitled "Measures of Corporate Earnings," which sets out a new formula for more accurately calculating the after-tax earnings and calls for a more accurate "core earnings" calculation. This reference to the S&P calculation makes it unclear what steps Meredith is expected to take if the Proposal is approved. Consequently, the Proposal is effectively rendered meaningless given that it is so open-ended and subject to differing interpretations. Meredith could potentially implement the Proposal in contravention of the intentions of the shareholders who voted for it. Therefore, if the Proposal were to be adopted, neither the Company, the Board nor the shareholders could determine what actions would be required in connection with its implementation. Because of the Proposal's vagueness and indefiniteness, Meredith believes it may properly be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

CONCLUSION

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal and its Supporting Statement are excluded from Meredith's Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response. Please do not hesitate to call me at (312) 984-7568 or Sara K. Roach at (312) 984-2194 if you require additional information or wish to discuss this submission further.

Very Truly Yours,

William J. Quinlan, Jr.

William J. Quinlan, Jr.

ATTACHMENT 1

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 515-284-3933]

Mr. John S. Zieser
Vice President, General Counsel and
Secretary
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023

May 22, 2002

Re: Shareholder Proposal

Dear Mr. Zieser:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Meredith Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the Company's executive stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue N.W. Washington D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Stock Option Expensing Proposal

Resolved, that the shareholders of Meredith Corporation ("Company") hereby request that the Company forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Nearly all companies, including our Company, opt to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the companies' operating income. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe the failure to treat stock option grant costs as expenses on corporate income statements can misrepresent the level of profits at a company. We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options.

We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. Like S&P and many other investors, we believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. We urge your support of this important reform designed to improve corporate financial reporting.

ATTACHMENT 2

nonaffiliate descendants of the company's founder, effective August 1, 1998, to repurchase up to 1.6 million common shares over the next 24 months. An aggregate of 348,000 shares were repurchased under these agreements. The remainder of the put options expired on July 31, 2000. While the agreements were in effect, the market value of the shares subject to put option agreements was reclassified from shareholders' equity to the temporary equity classification entitled, "Put option agreements."

11. *Common Stock and Stock Option Plans*

Restricted Stock and Stock Equivalent Plans

The company has awarded common stock and/or common stock equivalents to eligible key employees under a stock incentive plan and to nonemployee directors under restricted stock and stock equivalent plans. All plans have restriction periods tied primarily to employment and/or service. In addition, certain awards are granted based on specified levels of company stock ownership. The awards are recorded at market value on the date of the grant as unearned compensation. The initial values of the grants are amortized over the restriction periods, net of forfeitures.

The number of stock units and annual expense information follows:

	2001	2000	1999
(In thousands except per share)			
Number of stock units awarded	33	64	18
Average market price of stock units awarded	$ 32.03	$ 36.25	$ 37.53
Stock units outstanding	197	201	228
Annual expense, net	$ 1,211	$ 915	$ 960

Stock Option Plans

Under the company's stock incentive plan, nonqualified stock options may be granted to certain employees to purchase shares of common stock at prices not less than market prices at the dates of grants. All options granted under these plans expire at the end of 10 years. Most of these option grants vest one-third each year over a three-year period. Others have cliff vesting after either three- or five-year periods. Certain options granted in August 1997 and August 2000 were tied to attaining specified earnings per share and return on equity goals for the subsequent three-year periods. Attaining these goals will result in the acceleration of vesting for all, or a portion, of the options to three years from the date of grant. The goals established for the August 1997 options were met and, therefore, the options became fully vested in August 2000. If the goals established for the August 2000 options are not met, the options will vest eight years from the date of grant, subject to certain tenure qualifications.

The company also has a nonqualified stock option plan for nonemployee directors. Options vest either 40, 30, and 30 percent in each successive year or one-third each year over a three-year period. No options can be issued under this plan after July 31, 2003, and options expire 10 years after issuance.

A summary of stock option activity and weighted average exercise prices follows:

	2001		2000		1999	
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
(Options in thousands)						
Outstanding, beginning of year	6,125	$ 22.57	5,783	$ 20.79	5,328	$ 18.63
Granted at market price	1,155	$ 28.55	859	$ 33.07	593	$ 40.82
Exercised	(610)	$ 13.39	(319)	$ 11.50	(87)	$ 17.94
Forfeited	(350)	$ 28.71	(198)	$ 34.06	(51)	$ 32.12
Outstanding, end of year	6,320	$ 24.21	6,125	$ 22.57	5,783	$ 20.79
Exercisable, end of year	3,817	$ 20.86	3,593	$ 16.82	3,474	$ 14.53
Fair value of options granted: At market price		$ 10.98		$ 11.59		$ 13.43

A summary of stock options outstanding and exercisable as of June 30, 2001, follows:

(Options in thousands)	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 6.61 – $ 11.56	1,323	2.51	$ 10.25	1,323	$ 10.25
$ 11.67 – $ 20.94	1,289	4.61	$ 18.66	1,119	$ 18.40
$ 21.09 – $ 28.06	1,389	7.70	$ 26.85	42	$ 25.84
$ 28.44 – $ 33.16	1,617	7.07	$ 31.16	927	$ 30.48
$ 34.78 – $ 42.88	702	7.34	$ 39.48	406	$ 39.71
	6,320	5.78	$ 24.21	3,817	$ 20.86

The maximum number of shares reserved for use in all company restricted stock, stock equivalent and stock incentive plans totals approximately 13.1 million. The total number of restricted and equivalent stock shares and stock options that have been awarded under these plans as of June 30, 2001, is approximately 8.8 million. No stock options have expired to date.

The company accounts for stock options in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and therefore no compensation cost related to options has been recognized in the Consolidated Statements of Earnings. Had compensation cost for the company's stock-based compensation plans been determined consistent with the fair value method of SFAS No. 123, "Accounting for Stock-based Compensation," the company's net earnings and earnings per share would have been as follows:

Years ended June 30	2001	2000	1999
(In thousands except per share)			
Net earnings as reported	$ 71,272	$ 71,030	$ 89,657
Pro forma net earnings	$ 66,331	$ 65,811	$ 84,692
Basic earnings per share as reported	$ 1.43	$ 1.38	$ 1.72
Pro forma basic earnings per share	$ 1.33	$ 1.28	$ 1.62
Diluted earnings per share as reported	$ 1.39	$ 1.35	$ 1.67
Pro forma diluted earnings per share	$ 1.29	$ 1.24	$ 1.57

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. Options vest over a period of several years and additional awards are generally made each year. In addition, valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns. The company used the Black-Scholes option pricing model to determine the fair value of grants made. The following assumptions were applied in determining the pro forma compensation cost:

Years ended June 30	2001	2000	1999
Risk-free interest rate	5.20%	6.23%	5.91%
Expected dividend yield	0.75%	0.75%	0.75%
Expected option life	7.3 yrs	6.5 yrs	6.3 yrs
Expected stock price volatility	23.00%	22.00%	21.00%

12. *Commitments and Contingent Liabilities*

The company occupies certain facilities and sales offices and uses certain equipment under lease agreements. Rental expense for such leases was $8.7 million in 2001 ($7.1 million in 2000 and $6.0 million in 1999). Minimum rental commitments at June 30, 2001, under all noncancelable operating leases due in succeeding fiscal years are:

Years ended June 30	
(In thousands)	
2002	$ 5,891
2003	5,774
2004	5,845
2005	5,887
2006	5,669
Later years	33,462
Total amounts payable	$ 62,528

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

HAND DELIVERED AND EMAILED

July 22, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Meredith Corporation and Carpenters' Pension Fund Shareholder Proposal

Dear Ladies and Gentlemen:

This letter is in response to the request by Meredith Corporation ("Company") that the Staff of the Division of Corporation Finance ("Staff") concur in the Company's opinion that the shareholder proposal ("Proposal") submitted by the United Brotherhood of Carpenters Pension Fund ("Fund") may be omitted from the Company's proxy statement on the following grounds:

1. Rule 14a-8(i)(7): The Proposal Relates to the Company's Ordinary Business Operations;
2. Rule 14a-8(i)(10): The Proposal Has Been Substantially Implemented;
3. Rule 14a-8(i)(2): The Proposal Would Cause the Company to Violate Federal Law; and
4. Rule 14a-8(i)(3) and (i)(6): The Proposal is Vague.

As we demonstrate below, the Company has failed to satisfy its burden of demonstrating that it is entitled to exclude the Proposal on any of these grounds.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. A copy of this letter is being mailed on this date to the Company.

PROPOSAL

The precatory Proposal submitted to the Company states: "Resolved, that the shareholders of Meredith Corporation ("Company") hereby request that the Company

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement.

At present, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-based Compensation, issued by the Financial Accounting Standards Board ("FASB") in 1995 requires that companies estimate the fair value of options at the grant date using an option-pricing model. Companies must then either take a charge to earnings on their income statements, the "fair value-based method," or alternatively include a note to the financial statements that shows net income and earnings per share as if the cost had been charged to income, the "intrinsic value-based method" as set forth in the Accounting Principals Board Opinion No. 25. The Company uses the intrinsic value-based method for accounting for stock options and complies with the SFAS 123 requirement to provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. Currently, there are only two Standard & Poor companies, Winn-Dixie Corporation and Boeing Corporation, using the "fair value-based method" and recording the option costs as expenses on company income statements.

<u>The Rule 14a-8(i)(7) Ordinary Business Operations Exclusion is Not a Basis for Excluding the Option Expensing Proposal.</u>

On behalf of the Fund, it is requested that the Staff not concur with the Company's request not to recommend enforcement action if the Company omits the Proposal from its proxy materials. Our argument against the requested concurrence is twofold: First, we respectfully submit that previous Staff no-action letters regarding option expensing were wrongly decided and are not a proper basis for omission, and second, in the alternative, we argue that circumstances relating to the stock option expensing issue have changed since the Intel no-action letter and that the ordinary business operations exclusion is no longer a basis for concurring in the Company's omission of the Proposal.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." As set forth in Exchange Act Release No. 40018 (May 21, 1998), the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This general policy is based on two primary: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

The Company posits that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations, that is, its choice of accounting methods. "Choice of accounting methods" no-action letters relating to non-stock option expensing proposals are cited in support of the Company's argument for concurrence. See, e.g., Travelers Group (February 5, 1998) (permitting exclusion of a proposal to utilize a particular accounting treatment of derivative financial instruments); The Boeing Company (March 6, 200) (permitting exclusion of a proposal to utilize a particular form of disclosure of pension trust fund assets). Additionally, no-action letters relating directly to the expensing of stock options issue are cited for support for exclusion on the Proposal. See, e.g., Intel (February 27, 2001); BellSouth Corp. (January 22, 2001); AT&T Corp. (January 8, 2001); General Electric Co. (December 22, 2000); Pfizer, Inc. (December 13, 2000).

We submit that these prior staff no-action letter decisions, specifically those directly relating to the expensing of stock options issue, do not support omission because they incorrectly characterize the highly controversial option expensing issue as a mere "choice of accounting methods." The option expensing issue addressed in the Proposal first and foremost goes to the core shareholder interest in income statements that accurately reflect a company's financial performance. The Proposal raises an issue that directly relates to key elements of corporate operations, including financial performance, executive compensation policy and practice, corporate strategy, executive performance and the perceived integrity of corporate financial reporting. The fact that Proposal implementation would result in the Company's utilization of a different accounting treatment for stock options does not reduce the Proposal to a mere choice between two accounting methods.

The heated and "divisive" public debate associated with the options expensing issue during the FASB deliberations on the issue in the mid-90's and the continued intense resistance to calls for mandatory option expensing reveal the extraordinary significance of the issue. Stock options are the central component of most corporate executive compensation programs, and as stock option use has increased so has the intensity of the debate about whether or not to expense options. In 1995, FASB, after what it called an "extraordinarily controversial" debate, issued SFAS 123 described briefly above. FASB, in its "Basis for Conclusions" with the release of SFAS 123 stated:

> The Board chose a disclosure-based solution for stock-based employee compensation to bring closure to the divisive debate on this issue – not because it believes that the solution is the best way to improve financial accounting and reporting.

FASB's statement is evidence of an intense debate that included Congressional challenges to the existence of FASB by the opponents of stock option expensing. The SFAS 123 compromise was about high-profile power politics trumping sound accounting policies and practices. "The assault on the Financial Accounting Standards Board when it took up this issue a few years back was dazzling in its ferocity- so much so that the FASB abandoned it own convictions and backed down." See, "Fed Chairman Stays Firm on Idea That Options Should be Expensed," *The Wall Street Journal*, April 9, 2002. Given the constant and passionate public debate on this issue since the issuance of SFAS 123, one should not accept the characterization of a proposal addressing the option expensing issue as a mere "choice of accounting method."

An examination of the role of stock options in executive and employee compensation programs highlights the significance of the option expensing issue. Many respectable commentators, market and investment analysts, and academics argue that the non-expensing of options has created "cost-free compensation" and spurred the tremendous growth in the number of stock options issued. Several key measures of stock option use, including the percentage of stock options relative to overall executive compensation, stock dilution or "overhang," and the corporate income impact of stock option expensing reveal the explosive growth in the use of corporate stock options. The size of executive grants has grown dramatically over the past decade, with options representing an increasingly large percentage of overall executive compensation. In 1992 the median value of options granted to chief executive officers at S&P 1,500 firms was approximately 16% of their total compensation. By 1998, the figure has grown to 35% of total compensation. See, Table 2 in Perry and Zenner (2000). Stock option "overhang," defined as stock options granted, plus those remaining to be granted, as a percentage of the total shares outstanding at a given company, has grown dramatically over the past decade because of larger executive option grants and increased option eligibility. At a typical firm, stock option overhang has grown to an average of 13% from approximately 5.4% in 1990. See, Watson Wyatt Worldwide, "Stock Option Overhang: Shareholder Boon or Shareholder Burden,"(The 2001 Study). Studies on the level of corporate earnings underreporting due to the non-expensing of options indicate that the estimated after-tax stock compensation expense for 2001 was nearly $47 billion for the S&P 500 firms, an increase of 30% from 2000. As a result of these companies choosing not to expense stock options, their earnings were overstated by 31%, an extraordinary figure. See, The Analyst's Accounting Observer, Volume 11, No. 9 & 10, "2001 Stock Compensation: 500 The Hard Way." And Sanford C. Bernstein & Company, a respected Wall Street investment firm, estimates that if the nation's 500 largest companies had deducted the cost of options from their revenues, their annual profit growth from 1995 to 2000 would have been 6% instead of the 9% reported.

Numerous commentators and articles have noted the profound effects of the dramatic increase in the use of stock option grants over the past several years. In a July 12, 2002, *New York Times* editorial entitled "How Stock Options Lead to Scandal," Walter Cadette, a senior scholar at the Levy Institute of Bard College and a retired vice president at J.P. Morgan & Company observed:

> In his speech about corporate fraud and abuse, President Bush mentioned stock options only once — and then to endorse an existing proposal to require shareholder approval of all options plans. His endorsement is welcome, but it is woefully inadequate: the stock-options culture is at the root of the current scandals on Wall Street.

Options, which are not counted as an expense and thus inflate earnings, bring with them a powerful incentive to cheat. They hold out the promise of wealth beyond imagining. All it takes is a set of books good enough to send a stock price soaring, if only for a while. If real earnings are not there, they can be manufactured — for long enough, in any case, for executives to cash out. This, in essence, is what happened at Enron, WorldCom, and Xerox — indeed, at quite a long list of companies. That list is bound to grow, judging by the findings of a study I published with two colleagues last year.

. . . .

In all, according to our study, corporate America appears to be overstating its earnings by at least 20 percent. About half of the exaggeration reflects the lack of any recorded expense for options; the other half, manipulated operating earnings.

The conventional wisdom holds that options encourage good management and better corporate governance because they align the interests of executives and shareholders. Nothing could be further from the truth.

Most shareholders — that is, the vast majority of the public that buys stock on the market — have the potential for loss as well as gain. With an option, the potential for loss is quite small; if the share price falls below the option price, the option simply becomes worthless. But the potential for gain is huge. The asymmetry encourages executives to downplay risk, if not ignore it, in the quest for returns.

That is why the 90's produced burdensome excess capacity in many industries, especially telecommunications and the technology industry, where option awards are most common. For executives, it made sense to go for broke with expansion plans. Big option payoffs came only with rapid growth, not with steady earnings.

So what can be done? There can be no real reform without honest accounting for stock options. A decade ago, the Financial Accounting Standards Board recommended that options be counted as a cost against earnings, like all other forms of compensation, but corporate lobbyists resisted and Congress did their bidding. Alan Greenspan and Warren Buffett, among others, are calling for the same change now, but it remains to be seen whether the accounting profession can act without Congressional interference. Treating options like other forms of pay would make executive compensation transparent, diminish the temptation to cook the books and make managers less inclined toward excessive risk-taking.

We hasten to add that we are not accusing the Company of engaging in any of the fraudulent or improper accounting practices in which so many companies have apparently engaged. Rather, we strongly make the point that it is absurd to contend that this issue of expensing stock options is a matter of ordinary business beyond the capacity and right of shareholders to comprehend.

The option expensing issue cannot be viewed as a simple choice of accounting methods. First, the significant overstatement of earnings is not "fundamental to management's ability to run a company" or something that "could not, as a practical matter, be subject to direct shareholder oversight." Shareholders need and our financial markets depend on corporate financial reports providing an accurate and complete picture of corporate earnings. Shareholder oversight on this issue is appropriate in that it is both practical and does not involve an issue or task "so fundamental to management's ability to run a company on a day-to-day basis." Further, shareholder voting on the stock option expensing issue does not involve a matter of "a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." It is a remarkable proposition for a company to tell shareholders that giving them accurate earnings figures is too complex for shareholders to understand. To the contrary, our markets are in crisis today because far too many companies seek to make this straightforward exercise overly complex. Indeed, we note that shareholders are given the right to vote whether to authorize stock for stock option plans. The expensing stock option issue raised by the Proposal is a very straightforward and clear-cut issue. Shareholders are quite capable of making an "informed judgment" on the issue.

<u>Developments since the Intel, General Electric and other Option Expensing No-Action Decisions Justify a Reversal of Those No-Action Letter Positions.</u>

It is also argued that developments in the financial markets and corporate governance arena have changed so dramatically since Intel (February 27, 2001) that the option expensing issue should no longer be properly omitted on the basis of Rule 14a-8(i)(7). Since late 2001, public, regulatory, legislative, and legal debates have erupted in response to a continuing series of corporate accounting scandals that have devastated investors and employees, while undermining investor confidence in the integrity of corporate financial reporting. The total costs in lost investment value related to specific company scandals and the broader investor retreat from the market is impossible to precisely quantify, but there is no question that investors have lost tens of billions, if not hundreds of billions, of dollars. There are various factors at work that have created the current crisis of confidence in the market, including fraudulent corporate reporting produced by a system that does not demand the independence of audit firms from corporate clients, corporate management malfeasance, compliant corporate boards, and in the minds of many, the increase in the use of stock options. Many in fact consider the tremendous increase in stock option issuance and the non-expensing of options as core causes: "Stock options are crucial to both the misrepresentation and the enrichment that have caused a crisis of confidence in business and financial markets. Options are doled out as free money to executives and are the force behind the increasingly lucrative compensation packages at American companies. Because they are tied to the company's performance, they can be powerful incentive for executives to make their results look better than they actually are." See, "Bush Failed to Stress Need to Rein in Stock Options," *The New York Times,* July 11, 2002.

Within the broad public debate over how best to address the lack of integrity and accuracy in corporate financial reporting, the stock option issue has emerged as "a consistent topic of widespread public debate." Many argue that the non-expensing of options by nearly every publicly traded U.S. corporation is a contributing factor to the lack of confidence in corporate financial reporting. See, "How Stock Options Lead to Scandal," *The New York Times*, July 12, 2002; "Too Soft on Stock Options," *The Washington Post*, July 15, 2002; "Stock Options Come Under Fire in the Wake of Enron's Collapse," *The Wall Street Journal*, March 26, 2002. Others in the public debate see stock option expensing as part of a comprehensive plan of reform designed to improve the accuracy of financial reporting and reign in the escalating use of stock options in executive compensation. See, "Stock-Option Accounting Hides in the Shadows of the Financials," *The Wall Street Journal*, March 21, 2002; "Measures Not Likely to End Abuses," *The Washington Post*, July 10, 2002; "The Free Market Needs New Rules," by Senator John McCain, *The New York Times*, July 8, 2002; "Corporate Integrity Talk is Heard in Street and Suite," *The New York Times*, July 10, 2002; "Fed Chairman Stays Firm on Idea That Options Should be Expensed," *The Wall Street Journal*, April 9, 2002; "Let the Reforms Begin," *BusinessWeek*, July 22, 2002; "Bush Should Take Three Steps for Cause of Corporate Ethics," *The Wall Street Journal*, July 9, 2002. And Congress once again is engaged in a heated debate on the issue. See, "Stock-Options Reforms Face Long Odds With Lawmakers," *The Wall Street Journal*, July 10, 2002; "The Campaign to Keep Options Off the Ledger," *BusinessWeek*, July 15, 2002; "McCain Accounting Proposal Scuttled," *The Washington Post*, July 12, 2002. If the stock option expensing issue ever was an "ordinary business matter," it clearly is not today. Today the issue is in the middle of a broad public debate that is critical to the interests of all investors and citizens.

As the intensity of the debate continues to increase, individual companies are beginning to see the expensing stock option issue as an important component of the remedial actions necessary to restore integrity to the financial reporting system. See, "Reforms Underway at Some Companies," *The Washington Post*, July 16, 2002. It is interesting to note that the first major corporation to move to expensing option as a result of the current turmoil in the markets noted that the change to expense all options "ensures that our earnings will more clearly reflect economic reality when all compensation costs are recorded in the financial statements." See, "The Coca-Cola Company Will Expense All Stock Options," Press Release, July 14, 2002.

As "a consistent topic of widespread public debate," the option expensing issue should not be considered an "ordinary business matter" protected from shareholder consideration. Rather, as the public debate indicates, the option expensing issue is an issue that should be before shareholders, who are arguably best suited to determining corporate policy on the matter.

The Proposal Has Not Been Substantially Implemented and the Company's Request Pursuant to Rule 14a-8(i)(10) Should Be Denied.

The Company argues that the Proposal should be omitted pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented since the requested "disclosure" is available in the footnotes to its annual report. First, we note that this argument completely contradicts the Company's arguments under Rules 14a-8(i)(2), (3) and (6). The Proposal, which allegedly would cause the Company to violate federal law and which is so vague and indefinite that it could not be implemented, is argued to be excludable because it has been implemented. Just as the Company's arguments fails on these other grounds, so it fails here.

The Company's argument rests on the following contention:

In this case, there is no additional information about stock options called for by the proposal that cannot be obtained from the current disclosures, and we believe that the current disclosures satisfy the policies that the Proposal is attempting to achieve.

Consider the language of our Proposal:

> Resolved, that the shareholders of Meredith Corporation ("Company") hereby request that the Company forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement.

The Company does not claim that it has stopped issuing executive stock options, nor that the cost of such options is reflected as an expense on its income statement. That is what the Proposal requests. Rather, the Company claims to have "satisf[ied] the policies that the Proposal is attempting to achieve." The Proposal is not a request for additional disclosure. The plain meaning of the Proposal is clear and the Company has failed to demonstrate it has satisfied that meaning. Its request under Rule 14a-8(i(10) should be denied.

The Proposal Would Not Cause the Company to Violate Federal Law and Therefore Should Not Be Excluded Pursuant to Rule 14a-8(i)(2).

The Company argues that the Proposal "suggests a formula" for the Company to reflect the expense of executive compensation on its annual income statement. Implementation of this formula, it is claimed, would cause the Company to violate the Commission's Regulation S-X because the "formula" is not in compliance with GAAP. The Company's argument fails for the Proposal does not require or even suggest that the Company adopt a formula based on Standard & Poor's ("S&P") core earnings measurement.

The Fund's precatory Proposal provides as follows:

> Resolved, that the shareholders of Meredith Corporation ("Company") hereby request that the Company forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement.

The Proposal does not by any stretch of the imagination compel the Company to violate federal law. If the precatory Proposal receives a majority vote, then the Company will be faced with a request from the majority of shareholders to stop issuing executive stock options unless the cost of those options is reflected as an expense on its annual income statement. Of course, the presentation of these expenses in the income statement must be done in compliance with GAAP. Nothing in the Proposal requires or suggests otherwise.

The supporting statement refers to S&P's Core Earnings measurement to demonstrate that Proponent is not the only group that believes shareholders need a more accurate reflection of earnings. The Proposal does not require that the Company utilize S&P's methodology for reflecting stock options as an expense. The Company has failed to meet its burden of demonstrating that the Proposal would cause it to violate federal law and its request for no-action advice pursuant to Rule 14a-8(i)(2) should be denied.

<u>The Proposal is Neither Vague Nor Indefinite and Should Not Be Excluded Pursuant to Rules 14a-8(i)(3) or 14a-8(i)(6).</u>

The Company essentially repackages the argument it makes under Rule 14a-8(i)(2) to argue that the Proposal should also be excluded pursuant to Rules 14a-8(i)(3) or 14a-8(i)(6). The Company states:

> This reference to the S&P calculation makes it unclear what steps Meredith is expected to take if the Proposal is approved. Consequently, the Proposal is effectively rendered meaningless given that it is so open-ended and subject to differing interpretations.

As in our response to the Company's 14a-8(i)(2) argument, we rely on the language of the Proposal. Our precatory Proposal requests "that the Company forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement." The language of this request to the Company is not vague or indefinite; it is reasonable, understandable and straightforward. Clearly, it does not compel that the Company calculate earnings based on S&P's Core Earnings methodology. It simply requests that the expense of executive stock options be reflected on the

Company's annual income statement if the Company wishes to grant such forms of executive compensation. The Company has not met its burden under Rules 14a-8(i)(3) and (6) and its request should be denied.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Department

cc. Mr. John S. Zieser, Meredith Corporation

MCDERMOTT, WILL & EMERY

A Partnership Including
Professional Corporations
227 West Monroe Street
Chicago, IL 60606-5096
312-372-2000
Facsimile 312-984-3669
www.mwe.com

William J. Quinlan Jr.
Attorney at Law
bquinlan@mwe.com
312-984-7568

Boston
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1934 Act Rule 14a-8

July 25, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Meredith Corporation
Commission File No. 001-05128

Ladies and Gentlemen:

We refer to our letter dated June 13, 2002 (the "June 13 Letter") on behalf of our client, Meredith Corporation, a Delaware corporation ("Meredith"). In the June 13 letter, we requested concurrence of the Staff of the Division of Corporation Finance (the "Staff") that the stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") submitted to Meredith by the United Brotherhood of Carpenters Pension Fund (the "Proponent") may properly be excluded from the proxy materials to be distributed by Meredith in connection with its 2002 annual meeting of stockholders (the "Proxy Materials"). This letter is in response to the letter from the Proponent to the Staff dated July 22, 2002 (the "Proponent's Letter").

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. Also in accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent.

I. *The Proposal and Supporting Statement Are Not the Proper Subject Matter For a Reversal of the SEC's Prior No-Action Letter Positions.*

For the reasons detailed in Section I of the June 13 Letter, Meredith continues to believe that the Proposal may properly be excluded from the Proxy Materials because the Proposal concerns a matter dealing with Meredith's ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7). In the June 13 Letter, Meredith cited several no-action letters relating directly to the expensing of stock options in support of the Proposal's exclusion. The Proponent's Letter asks the Staff to reverse its positions stated in these no-action letters and allow the inclusion of its Proposal in the Proxy Materials, because the option expensing issue is "a consistent topic of widespread public debate" and is therefore not an ordinary business issue.

We respectfully submit that if the Staff wishes to address the option expensing issue, it should allow the Financial Accounting Standards Board ("FASB") to engage in rulemaking. In 1995, the FASB issued its Statement of Financial Accounting Standards No. 123 ("SFAS 123"), which allows companies to account for stock-based compensation plans by applying either the "fair value-based method" or the "intrinsic value-based method" provided under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." We do not disagree with the Proponent that the widespread use of the "intrinsic value-based method" of accounting for stock options has been the subject of a "widespread public debate." However, it is the very existence of this vast body of opinion representing numerous differing views that argues that any consideration of this issue should not be made in the context of a single shareholder proposal, but instead through a process that offers all interested issuers and investors the ability and the right to be heard.

As noted in the Proponent's Letter, the FASB deliberated this issue in the mid-1990s, and issued SFAS 123 after what it called an "extraordinarily controversial debate," including Congressional challenges to the existence of FASB. Therefore, FASB is a natural leader for possible change on this issue, given its important role in establishing standards that shareholders trust and their existing history of establishing accounting policies. If FASB wishes to disallow companies' use of the "intrinsic value-based method" option, it could again engage in deliberations on the issue, solicit the comments of the vast range of interested parties, and would be able to affect a market-wide approach to a market-wide concern. As the methods of accounting for stock-based compensation plans is an issue that affects the majority of corporations, given the widespread use of the "intrinsic value-based method," it seems natural to formulate any approach at that same broad-based level rather than addressing the issue without the opportunity for public comment.

Furthermore, the fact that an issue is one of "widespread public debate" does not entitle a proponent to meddle in ordinary business matters of a corporation. We are aware that the Staff has recently issued several no-action letters denying companies the right to exclude shareholder proposals relating to auditor independence. The Staff's given rationale is that "in view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that [the company] may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(7)." *Marriott International, Inc.* (March 7, 2002). *See also The Walt Disney Company* (December 18, 2001); *TXU Corporation, Inc.* (March 7, 2002); *V.F. Corporation* (March 7, 2002); *Dominion Resources, Inc.* (March 10, 2002); and *Liz Claiborne, Inc.* (March 13, 2002) (all denying, on the same basis, the exclusion of a proposal requesting that the company adopt a policy stating that the public accounting firm retained by the company to provide audit services should not also be retained to provide non-audit services).

However, the issue of managing auditor independence is very different than the issue of accounting for stock-based compensation. It is settled policy that auditor independence is required; the Securities and Exchange Commission itself has recognized the need for auditor independence in promulgating its Final Rule: Revision of the Commission's Auditor Independence Requirements, (File No. S7-13-00; Release 33-7919). The only issue remaining is the manner in which companies will ensure independence of auditors who provide non-audit services, and shareholders are equipped to submit proposals detailing any number of potential methods and practices. In contrast, in order to comply with SFAS 123, companies may only choose from one of two methods for accounting for stock-based compensation: the "fair value-based method" or the "intrinsic value-based method."

The choice of which method should be used to present its financial statements is indeed a "choice of accounting methods" and therefore relates to a company's ordinary business operations.

Accordingly, for the reasons set forth above and in the June 13 Letter, Meredith continues to believe that the Proposal is properly excludable from the Proxy Materials under Rule 14a-8(i)(7), and the Proposal is therefore not the proper subject matter for the SEC's prior no-action letter positions.

II. *Conclusion.*

For the reasons stated above, including the reasons stated in the June 13 Letter, Meredith believes it may properly exclude the Proposal from the Proxy Materials and requests the Staff's concurrence with its views. Should the Staff disagree with Meredith's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of Meredith's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions or comments regarding this request, please do not hesitate to call me at (312) 984-7568 or Sara K. Roach at (312) 984-2194.

Very Truly Yours,

William J. Quinlan, Jr.

William J. Quinlan, Jr.

cc: Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Meredith Corporation
Incoming letter dated June 13, 2002

The proposal requests that Meredith "forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement."

There appears to be some basis for your view that Meredith may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business matters, (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if Meredith omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Meredith relies.

Sincerely,

Keir Devon Gumbs
Special Counsel